UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Trinity Place Holdings Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

89656D101
(CUSIP Number)

Third Avenue Management LLC
Attn: W. James Hall
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-5222
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

               June 11, 2019
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

CUSIP No. 89656D101	13D	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS Third Avenue Management LLC (01-690900)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,632,150
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,632,150
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,632,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON IA

Amendment No. 1
Schedule 13D

This Amendment No. 1 to the Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation (the “Issuer”), and is being filed by Third Avenue Asset Management LLC (“TAM”).

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is amended and restated as follows:

Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund, used funds available for investment to purchase 5,096,285 shares of Common Stock for a total of $23,067,822, upon the orders of TAM acting as adviser.  GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund, used funds available for investment to purchase 535,865 shares of Common Stock for a total of $3,235,851, upon orders of TAM acting as adviser.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a-b)  The aggregate number and percentage of Common Stock to which the Schedule 13D relates is 5,632,150 shares of Common Stock, constituting approximately 17.7% of the Common Stock outstanding.1  TAM has sole beneficial ownership of such shares.  TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, and as an adviser to separately managed accounts, and advises the following fund accounts with respect to the Common Stock.

1.	Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund

(x) Amount beneficially owned: 5,096,285 shares of Common Stock
(y) Percent of class: 16.0%
(z) Number of Common Shares as to which TAM has:
(i)   Sole power to vote or direct the vote: 5,096,285
(ii)  Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 5,096,285
(iv) Shared power to dispose or direct the disposition: 0

2.	GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund

(x) Amount beneficially owned: 535,865 shares of Common Stock
(y) Percent of class: 1.7%
(z) Number of Common Shares as to which TAM has:
(i)   Sole power to vote or direct the vote: 535,865
(ii)  Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 535,865
(iv) Shared power to dispose or direct the disposition: 0

[1]	Based upon 31,899,997 shares of Common Stock reported by the Issuer in its Quarterly Report on Form 10-Q to be outstanding as of May 8, 2019.

(c)  On June 12, 2019, Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund, purchased 540,000 shares of Common Stock, at a price per share of $3.60, for a total of $1,944,000, upon the orders of TAM acting as adviser; and GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Fund, purchased 60,000 shares of Common Stock, at a price per share of $3.60, for a total of $216,000, upon orders of TAM acting as adviser.  The shares were purchased in a privately negotiated transaction from Marcato Capital Management LP, pursuant to a Stock Purchase Agreement. See Item 6.  TAM disclaims membership in a group that includes the purchasers who are parties to this Agreement.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Issuer’s Common Stock other than the funds identified above.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understanding, or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following:

Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund, GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Fund and certain other purchasers entered into a Stock Purchase Agreement, dated as of June 11, 2019 (the “Agreement”), with Marcato Capital Management LP, on behalf of Marcato International Master Fund Ltd. (“Marcato”), pursuant to which the purchasers agreed to purchase from Marcato the respective number of shares indicated therein, at a price of $3.60 per share.  As recited in the Agreement, Marcato’s agreement with each of the purchasers constituted a separate agreement, and was not conditioned on the purchase of shares by any of the other purchasers.  A copy of the Agreement is filed pursuant to Item 7.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended by adding the following:

2.
Stock Purchase Agreement, made as of June 11, 2019, by and between Marcato Capital Management LP, on behalf of Marcato International Master Fund Ltd., Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund, GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Fund and the other purchasers named therein.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 12, 2019

THIRD AVENUE MANAGEMENT LLC

By: /s/ W. James Hall

Name: W. James Hall
Title: General Counsel